JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JEGI, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JEGI, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as JEGI, LLC's auditor since 2021.

New York, NY

February 23, 2022

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	29,100
Accounts receivable from related parties		10,000
Prepaid expenses		1,822
Total Assets	$	40,922

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,252
Total Liabilities		4,252
Member's equity		36,670
Total Liabilities and Member's Equity	$	40,922

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Advisory fee income	$	110,000
Expenses:		
Salaries and benefits		122,828
Occupancy		35,780
Commissions		22,000
Professional fees		17,200
Regulatory fees and expenses		8,434
Other expenses		8,176
		214,418
Net (loss)	$	(104,418)

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Balance at December 31, 2020	$	125,193
Net (loss)		(104,418)
Member's contributions		15,895
Balance at December 31, 2021	$	36,670

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:	
Net (loss)	$ (104,418)
Adjustments to reconcile net (loss) to	
net cash used in operating activities:	
Non-cash expenses	15,895
Changes in operating assets and liabilities:	
Increase in accounts receivables from related parties	(10,000)
Increase in prepaid expenses	(155)
Decrease in accounts payable and accrued expenses	(5,000)
Decrease in accounts payable to related parties	(12,711)
Total adjustments	(11,971)
Net cash used in operating activities	(116,389)
Net decrease in cash	(116,389)
Cash at beginning of the year	145,489
Cash at end of the year	$ 29,100

Supplemental Disclosure of Cash Flow Information

Interest paid	$ --
Income taxes paid	$ --
Non-cash capital contributions	$ 15,895

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JEGI, LLC (the "Company") was organized as a single member Limited Liability Company in November 2004, in the state of New York and is a wholly owned subsidiary of Jordan, Edmiston Group, Inc (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 1, 2005, the Central Registration Depository ("CRD") membership effective date. The Company advises media and information companies with respect to mergers and/or acquisitions involving the raising of capital and sale of stock. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Accounting Basis
The Company uses the accrual basis of accounting for financial statements. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied. As of December 31, 2021, all fees recognized were for financial and banking advisory services provided.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no fees receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

The Company is included in the federal income tax return filed by its parent. The parent's operations, exclusive of the Company, resulted in Federal and state tax liabilities. The Company's stand-alone results of operations generated no tax liability. Accordingly, no income tax expense has been allocated to the company on a separate reporting basis.

3. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

As of December 31, 2021, the Company had net capital of $24,848, which exceeded required net capital of $5,000 by $19,848 and aggregate indebtedness of $4,252. The Company's aggregate indebtedness to net capital ratio was .17 to 1 as of December 31, 2021.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2021, two clients accounted for 100% of the Company's revenue. The revenue percentages are 55% and 45%, respectively.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain expenses, such as occupancy, supplies, equipment and salaries, on behalf of the Company for which the Parent is reimbursed or makes an allowance for treatment of such funds as non-cash capital contribution. These expenses are allocated to the company in accordance to the Agreement and the apportionment is based on reasonable allocation agreed by the parties. As of December 31, 2021, the Company allocated $165,268 in shared expenses and reimbursed the Parent $162,084. The Parent made a non cash forgiveness in shared expenses in the amount of $15,895. Though the Company incurred a net loss for the year ended December 31, 2021, the Company's members have provided capital in prior years and are committed to continue providing the required working capital and forgive the allocated shared expenses to the Company, if and as needed, in the future.

At December 31, 2021, accounts receivable from Parent included $10,000, which resulted from revenue collected by the Parent on behalf of the Company. This amount is reflected in Accounts Receivable from Related Parties on the accompanying statement of financial condition.

6. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

7. COVID-19

During the fiscal year of 2021, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. The financial impacts to the Company have resulted in significantly reduced revenues. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

8. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2021, and the auditor's report date, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into these financial statements herein.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2021

SCHEDULE I

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Aggregate Indebtedness		
Accounts payable and accrued expenses	4,252	
Total Aggregate Indebtedness		$ 4,252
Total Member's Equity		$ 36,670
Adjustments to Net Capital		
Accounts receivable from related parties	(10,000)	
Prepaid expenses	(1,822)	
Total Adjustments to Net Capital		(11,822)
Net Capital, as defined		$ 24,848
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		283
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Net Capital In Excess of Requirement		$ 19,848
Net Capital less Greater of 10% of A.I. or		
120% of Net Capital Requirement		$ 18,848
Ratio Of Aggregate Indebtedness To Net Capital		.17 to 1
Reconciliation with the Company's Computation of Net Capital:		
Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report		$ 24,848
Net audit adjustments		-
Increase in non-allowable and haircuts		-
Net capital per above		$ 24,848

There are no material differences between the computation of net capital presented
above and the computation of net capital in the Company's unaudited Form X-17A-5,
Part IIA filing as of December 31, 2021.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

JEGI, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3)   The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, William Hitzig, affirm that, to my best knowledge and belief, this Exemption Report is true and correct, without exception.



William Hitzig, Chief Compliance Officer



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JEGI, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) JEGI, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to: engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts throughout the most recent fiscal year. The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY

February 23, 2022